Filed by Apergy Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Apergy Corporation

Commission File No.: 001-38441

File No. of Related Registration Statement: 333-236379

This filing relates to a proposed business combination involving

Apergy Corporation, Ecolab Inc. and ChampionX Holding Inc.

Date:      April 9, 2020

To:      The Apergy Team

Subject: Apergy-ChampionX: Combined leadership team announcement

We are making tremendous progress in our integration planning to bring Apergy and ChampionX together as one successful combined company following the completion of our transaction. Better Together, the name for our integration, signifies the great opportunities we will have as a focused, differentiated oil and gas company aligned behind a purpose of improving lives and helping our customers in unlocking energy required to drive prosperity for our world.

As one combined organization, we will have a stronger, differentiated offering for customers, more global scale and an experienced, talented team who will lead us through this exciting chapter in our history.

To facilitate and accelerate organizational design and integration planning, I am excited to announce our new organization’s planned Executive Committee that would be effective pending successful completion of the merger, which is anticipated by the end of Q2 2020. The Executive Committee is comprised of enterprise businesses and functional leaders who will drive our strategy and integration in the new company.

Until the successful completion of the transaction, this committee is not effective. These leaders will continue in their current roles with their respective organizations until closing. We continue operating as two separate organizations until the completion of the transaction.

As announced in December 2019, I am pleased that Deric Bryant and Jay Nutt will have the following leadership roles in the organization reporting to me as a part of the Executive Committee:

•	Deric will serve as Chief Operating Officer of the new company. In addition to leading the current ChampionX business, he will be responsible for the integration of the two organizations as well as achieving commercial and cost synergies. Deric began his 25-year career with Nalco Water in 1995.

•	Jay will be Chief Financial Officer for the new organization, including the Corporate Controllership, Treasury, Tax and Financial Planning & Analysis functions, and Investor Relations. Jay joined Apergy in 2018 after a successful 30-year career at TechnipFMC, where he had a variety of financial leadership roles across multiple geographies.

The following leaders will report to me and serve on the Executive Committee:

•	Rob Galloway will continue leading the Drilling Technologies segment, reporting to me. Rob has had an impressive 22-year career with US Synthetic in various roles including Chief Operating Officer and operations vice president, where he led his team in an enterprise transformation that earned the Shingo Prize for operational excellence. The US Synthetic approach to building a high-performance culture is reflected in the high number of implemented employee suggestions, which exceeded 50,000 in 2019.

2445 Technology Forest Blvd.  |  Building 4, 12th Floor  |  The  Woodlands, TX 77381  |  281.403.5772  |  apergy.com

•

Paul Mahoney will continue leading the Production and Automation Technology segment, reporting to me. Paul has led the global artificial lift business for more than eight years. He joined Dover in 2012 from Emerson Electric, where he held various executive leadership and management roles in sales and operations.

•

Saurabh Nitin will lead the Corporate Development and Strategy work for the new organization. Saurabh led the due diligence for the ChampionX transaction and is currently co-PMO lead for the Better Together integration planning, along with Kurt Kirchof. Saurabh joined Apergy in 2019, and he has held leadership roles in M&A and strategy at Pall Corporation and Kemira. Saurabh was a consultant and partner at leading management consulting firms, and he has worked across oil and gas, chemicals and industrial goods sectors.

•

Ali Raza will lead the Digital offering for the new organization. The day-to-day commercial digital functions within other areas of the Apergy and ChampionX businesses will continue their current reporting lines. Ali has 27 years of experience in oil and gas automation and business process optimization software management. He will drive growth by creating and implementing digital strategies that will enhance our traditional businesses with digital offerings and new business models. He will also continue his leadership of Norrisseal-WellMark, Windrock, and Quartzdyne product lines.

•

Julia Wright will lead the Law function for the new organization. Julia joined Apergy in 2018 to serve as the company’s first general counsel. She stood up the legal and compliance function with a dedicated team that works closely with our operations. Before joining Apergy, she served as vice president and general counsel of Nabors Industries. Peter Olasky will serve in a dual role within the Law Department for the new organization by leading the Compliance function and continuing to support operations for ChampionX, reporting to Julia. He will leverage his deep knowledge of international operations and business acumen in his new role and also oversee strategic projects for the combined company. He joined Champion Technologies in 2011 and is sector general counsel for ChampionX. He previously worked for Skadden Arps.

•

Jordan Zweig will assume global leadership for Human Resources in the new organization. Jordan joined Ecolab in 2013 to lead global HR for Nalco Champion and most recently led HR for Ecolab’s global Institutional business in St. Paul, Minn. He previously served in global HR leadership roles for GE, Monsanto and Graham Packaging Company. Amy Thompson Broussard will remain with the organization for a transition period after the completion of the transaction. During this transition period, she will work with Jordan in integration activities across the HR function.

The following leaders will report to Deric Bryant in his COO role and will be a part of the Executive Committee:

•

Our continued Journey to Zero and mutual strong commitment around the safety, health and the environment will remain paramount in our new company, and to that end we will have an enterprise HSE council. Juan Alvarado, who leads SHEQ for ChampionX, will chair this council for our new organization and work closely with Adam Worley, the PAT segment HSE leader and Apergy’s current HSE Council lead, to build the framework for the new council. The HSE council will report to me. Juan will continue to lead SHEQ for ChampionX and report to Deric.

•

Mark Eley, who leads ChampionX’s Marketing and Technology function, will assume leadership of the new organization’s corporate communications function, in addition to his current ChampionX responsibilities. Mark has served in a variety of sales, marketing and technology leadership roles with ChampionX. He joined Exxon Chemical in 1995 as a research chemist in the UK and most recently was vice president of Eastern Hemisphere for 10 years based in Dubai.

•

Kurt Kirchof will continue leading the ChampionX Specialty Performance segment, formerly known as WellChem, reporting to Deric. Kurt is currently co-PMO lead for the Better Together integration planning, along with Saurabh Nitin. Kurt joined Nalco 36 years ago and has held a number of leadership positions, including international assignments, in sales and marketing roles for Nalco, Nalco Champion and ChampionX in paper, water, oilfield chemicals and reservoir markets.

•

Ross O’Dell will continue leading the ChampionX Oilfield Performance segment, formerly known as OFC, reporting to Deric. Ross joined Nalco in 1996 and has held senior sales, marketing and leadership roles in upstream and downstream.

•

Alina Parast will lead global IT for the new organization. Alina has more than 25 years of experience in global information technology leadership roles across various industries. She joined the company in 2007 as a vice president for IT and has held leadership roles in IT for Ecolab, including most recently leading Enterprise Business Applications and Infrastructure Services. John Gray, currently Senior Director of IT for Apergy, will continue with the new organization, reporting to Alina.

•

Eric Seip will assume leadership for the new organization’s strategic sourcing activities in addition to his current leadership of ChampionX’s global Supply Chain. Joby Jacob and his team will report into Eric’s organization. The day-to-day supply chain and purchasing functions within Apergy will continue their current reporting into the respective product lines. Eric joined Nalco in 2009 leading the global Nalco Water Supply Chain and Nalco’s global Operational Excellence transformation leveraging his Lean manufacturing background. He joined Nalco Energy Services in 2010. He has led global operations, procurement and supply chain teams for more than 20 years in discreet and process industries and operated his own business for five years.

The contributions of every team in our new company will be important for us to reach our full, long-term potential as one combined organization. In the coming weeks, each of these leaders will thoughtfully and purposefully build their management teams based on the skills, experience and potential of the people in our two organizations. We intend to announce additional levels of our management structure in the next several weeks as we prepare for closing the transaction.

We look forward to sharing even more with you about the future of our organization in the coming weeks, including our plans for the combined company’s name, purpose, values and other important information.

Please join us in congratulating these leaders and supporting them as they help us build a market-shaping organization that will truly be Better Together, creating exponential value for our customers and opportunities for our people moving forward.

Best regards,

S. ‘Soma’ Somasundaram

President and CEO

Important Information about the ChampionX Transaction and Where to Find It

In connection with the proposed transaction, Apergy has filed a preliminary proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”) and ChampionX Holding Inc. (“ChampionX”) has filed a registration statement on Form S-4 and Form S-1 containing a prospectus. Both Apergy and ChampionX expect to file amendments to these filings before they become effective. INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PRELIMINARY PROXY STATEMENT AND ANY FURTHER AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT APERGY, ECOLAB, CHAMPIONX AND THE PROPOSED TRANSACTION. Investors and securityholders may obtain a free copy of the registration statements/prospectuses and preliminary proxy statement and any further amendments (when available) and other documents filed by Apergy, Ecolab and ChampionX with the SEC at the SEC’s website at http://www.sec.gov. The registration statements/prospectuses and preliminary proxy statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement with respect to the transaction when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders filed with the SEC on March 20, 2020. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on March 2, 2020, and its definitive proxy statement relating to its 2020 Annual Meeting of Stockholders filed with the SEC on April 2, 2020.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

4